UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 21, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Selecta Biosciences, Inc.

File No. 333-211555 - CF#33631

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Selecta Biosciences, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on May 24, 2016.

Based on representations by Selecta Biosciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.7(a)	through March 18, 2019
Exhibit 10.7(b)	through March 18, 2019
Exhibit 10.7(c)	through March 18, 2019
Exhibit 10.7(d)	through March 18, 2019
Exhibit 10.7(e)	through March 18, 2019
Exhibit 10.8(a)	through May 7, 2021
Exhibit 10.8(b)	through May 7, 2021
Exhibit 10.9	through March 18, 2019
Exhibit 10.10	through March 18, 2019
Exhibit 10.11	through March 18, 2026
Exhibit 10.12	through May 24, 2019
Exhibit 10.13	through March 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary